Mirzam Asset Management, LLC

1 Main Street, Suite 200, Tequesta, FL, 33469

Letter Agreement

December 1, 2008

To:	Unified Series Trust
2960 N. Meridian St., Suite 300
Indianapolis, Indiana 46208

Dear Sirs:

You have engaged us to act as the investment adviser to the Mirzam Capital Appreciation Fund (the “Fund”) pursuant to a Management Agreement approved by the Board of Trustees.

We hereby agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s net annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; and extraordinary litigation expenses) at 2.00% of the Fund’s average daily net assets. This limitation agreement shall apply from the commencement of the Fund’s investment operation, and shall continue in place until such date as the Fund is liquidated or November 30, 2009, whichever is the first to occur.

Each waiver or reimbursement of an expense by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the 2.00% expense limitation.

Very truly yours,

Mirzam Asset Management, LLC

By: /s/ Clifford R. Morris

Name: Clifford R. Morris

Title: CCO

                                                                                               Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By: /s/ John C. Swhear

John C. Swhear, Senior Vice President

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